SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date: May 22, 2018

List of materials

Documents attached hereto:

i) Press release Announcement of Sony to Acquire Equity Interest in EMI Music Publishing

May 22, 2018
Sony Corporation

Sony to Acquire Equity Interest in EMI Music Publishing

Mubadala Investment Company (“Mubadala”) and Sony Corporation (“Sony”) today announced that they have signed a legally binding memorandum of understanding for Sony Corporation of America, a wholly owned subsidiary of Sony, to acquire the entirety of the Mubadala consortium’s approximately 60% equity interest in DH Publishing, L.P. (“EMI”), which owns and manages EMI Music Publishing. For more details, please find the attached press release.

1.  Purpose of Interest Acquisition
In order to obtain EMI’s high quality assets as part of Sony’s overall strategy to strengthen content IP.

2.  Summary of the company that will become Sony’s subsidiary
(i) Name	DH Publishing, L.P.
(ii) Registered Address	Walkers Corporate Limited, 27 Hospital Road, Cayman Corporate Centre, Grand Cayman, KY1-9008, Cayman Islands
(iii) Representatives	Nile Acquisition LLC & Nile Acquisition Holding Company Ltd.
(iv) Principal business	Music publishing
(v) Stated capital	607 million U.S. dollars
(vi) Date of establishment	October 5, 2011
(vii) Major shareholders and their ownership	EMI is 39.8% owned by Nile Acquisition LLC, a Delaware limited liability company, and 60.2% owned by Nile Acquisition Holding Company Ltd., a Cayman Islands exempted company.
(viii) Relationship with Sony Corporation	Shareholding	Through its subsidiary, Sony holds 74.9% of the equity interest in Nile Acquisition LLC, which holds 39.8% of the equity interest in EMI.
	Personnel	3 Sony subsidiary employees sit on the advisory board of EMI.
	Transaction	Administration agreement between EMI and Sony’s music publishing subsidiary in the U.S. relating to management services.
(ix) Consolidated financial results for most recent three years* (Million U.S. dollars)
Fiscal year ended March 31	2016	2017	2018**
Net assets	536	468	535
Total assets	3,071	2,949	3,115
Shareholders’ equity per share	N/A***	N/A***	N/A***
Net sales	569	615	663
Operating income (loss)	153	164	127
Net income (loss) before tax	33	58	(25)
Net income (loss)	45	56	42
Net income (loss) per share	N/A***	N/A***	N/A***
Dividend per share	N/A***	N/A***	N/A***
* EMI’s consolidated financial results are prepared in accordance with U.S. GAAP.
** EMI’s consolidated financial results for FY 2018 have not yet been audited.
*** EMI is a partnership, hence the items marked N/A are not applicable for a partnership.

3.  Summary of the fund from which the interest will be acquired
(i) Name	Nile Acquisition Holding Company Ltd.
(ii) Registered Address	Walkers Corporate Limited, 27 Hospital Road, Cayman Corporate Centre, Grand Cayman, KY1-9008, Cayman Islands
(iii) Governing laws for Establishment	Cayman Islands
(iv) Purpose of Formation	To hold the partnership interests in EMI
(v) Date of Formation	September 29, 2011
(vi) Total Capital	365 million U.S. dollars
(vii) Major Capital Investors and their ownership
Nile Cayman Holding Limited: 66.2%
JCL Media (EMI Publishing) Limited: 22.1%
GSO Capital Opportunities Fund II (Luxembourg) S.a.r.l.: 5.7%
Blackstone / GSO Capital Solutions Onshore Funding (Luxembourg) S.a.r.l.: 3.2%
Pub West LLC: 1.4%
Blackstone / GSO Capital Solutions Offshore Funding (Luxemborg) S.a.r.l.: 1.2%
GSO SJ Partners LP: 0.2%

(viii) Summary of Managing Partner[1]	Name	N/A
	Registered Address	N/A
	Representatives	N/A
	Principal business	N/A
	Stated capital	N/A
(ix) Summary of Contact in Japan (Agent in Japan)	Name	N/A
	Registered Address	N/A
	Representatives	N/A
	Principal business	N/A
	Stated capital	N/A
(x) Relationship with Sony Corporation	Relationship between Sony Corporation and the Fund	Operation of EMI together with Nile Acquisition LLC, in which Sony owns 74.9% equity interest through its subsidiary.
	Relationship between Sony Corporation and Managing Partner	N/A
	Relationship between Sony Corporation and Agent in Japan	N/A

1 Nile Acquisition Holding Company Ltd. is managed by a Board of Directors of up to nine (9) individuals and, as such, does not have a single Managing Partner. Nile Cayman Holding Limited, together with its affiliates, is entitled to appoint five (5) directors.

4.  Number of interest to be acquired and interest ownership situation
(i) Number of interest before transfer	39.8% (Equity interest in EMI held by Sony’s consolidated subsidiary, which has a minority investor)
(ii) Number of interest to be acquired	60.2%
(iii) Acquisition price	Approximately $1.9 billion U.S. dollars
(iv) Number of interest after the transfer	100% (Equity interest in EMI to be held by one or more of Sony’s consolidated subsidiaries, with a possibility of a minority investor)

5.  Schedule
(i) Date of Representative Corporate Executive Officer’s decision of Sony Corporation	May 22, 2018
(ii) Date of the execution of the MOU	May 22, 2018
(iii) Closing of interest transfer	Undecided (Pending regulatory approval)

6.  Outlook
    Sony expects to record in operating income a non-cash step-up gain of approximately 100 billion yen for the approximately 40% equity interest in EMI currently owned by Sony’s consolidated subsidiary, Nile Acquisition LLC.  The step-up gain and the consolidation of EMI has not been included in Sony’s forecast of consolidated financial results for the fiscal year ending March 31, 2019, and Sony is currently assessing the impact of this step-up gain and the consolidation of EMI on its consolidated financial results for the fiscal year ending March 31, 2019.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2019, which was disclosed on April 27, 2018, and its consolidated financial results for the fiscal year ended March 31, 2018 are as follows:
(Billion yen)
	Sales and operating revenue	Operating income	Income before income tax	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2019	8,300	670	735	480
Consolidated financial results for the fiscal year ended March 31, 2018	8,544.0	734.9	699.0	490.8

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